UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

Payment of Dividends and Redemption of Distributed Shares

Oi S.A. (the “Company”) hereby informs its shareholders and the market in general, as decided by the Extraordinary General Shareholders’ Meeting held on August 10, 2012, that on August 27, 2012, we will begin:

(i)	payment of dividends from Income Reserves (Investment Reserves), as shown in the Company’s 2011 Financial Statements, in the total amount of R$507,715,614.95 (five hundred and seven million, seven hundred and fifteen thousand, six hundred and fourteen reais and ninety five centavos), equivalent to R$0.309577473963 per common and preferred share, and

(ii)	payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of common and preferred shares of the Company, in the total amount of R$492,284,385.05 (four hundred and ninety-two million, two hundred and eighty-four thousand, three hundred and eighty-five reais and five centavos), equivalent to R$ 0.300168346034 per common and preferred share.

I.	Positions credited: The dividends and redemption of distributed shares will be paid based on shareholding position as of August 17, 2012. Beginning on August 20, 2012, inclusive, all shares will be traded ex-dividend and ex-distribution.

II.	Payment: Beginning on August 27, 2012, through Banco do Brasil S.A. (“Banco do Brasil”).

III.	Forms of Payment: (a) shareholders who are eligible to receiving the dividends and the redemption of the bonus shares and who hold checking accounts with Banco do Brasil and who express their interest to receive the amounts owed to them in such a manner will have their respective checking accounts at Banco do Brasil automatically credited, so long as their registration with Banco do Brasil is up-to-date; (b) eligible shareholders whose shares are held in custody at the BM&FBOVESPA’s Central Depositary (Central Depositária da BM&FBOVESPA) will have the amounts owed to them credited directly at such Depositary, which will be responsible for transferring such amounts to the shareholders through their custodians; and (c) all other eligible shareholders, duly identified, must request at the Banco do Brasil branch of their choice that a notice of payment shall be issued so that the payment may be cashed or deposited in their checking accounts at other banks, at their own expense, provided that they present their relevant bank account information (bank name, branch, account number).

IV.	Account Record: (a) In order to receive payments in connection with the dividend or bonus share redemption, shareholders with irregular or outdated records must submit, to the Banco do Brasil branch of their choice, the necessary documentation to update their records: for individuals: identification document, individual taxpayer number (CPF) and proof of residence; for legal entities: corporate taxpayer number (CNPJ) and bylaws and proof of representation; (b) Shareholders who are represented by a power of attorney / legal representatives must grant specific powers by a public instrument with a term of validity and specifying the amount and type of shares entitled to receive the dividends.

Rio de Janeiro, August 17, 2012.

Oi S.A.

Alex Waldemar Zornig

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer